Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

JOS. A. BANK CLOTHIERS, INC.

January 3, 2014

The third sentence of Article III, Section 2 of the Amended and Restated Bylaws of Jos. A Bank Clothiers, Inc. dated as of July 1, 2013 (the “Existing Bylaws”) is hereby deleted in its entirety and replaced with the following sentence:

“Thereafter, the number of directors constituting the whole Board may be increased or decreased only by the action of the Board of Directors as provided in the Certificate of Incorporation.”

Except as specifically amended hereby, the Existing Bylaws shall remain in full force and effect according to their terms. To the extent of any conflict between the terms of this Amendment and the terms of the remainder of the Existing Bylaws, the terms of this Amendment shall control and prevail. Capitalized terms used but not defined herein shall have those respective meanings attributed to them in the Existing Bylaws.